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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 6



                               JO-ANN STORES, INC.
                                (NAME OF ISSUER)



                    CLASS A COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    47758P109
                                 (CUSIP NUMBER)


                                  ALAN ROSSKAMM
    JO-ANN STORES, INC., 5555 DARROW ROAD, HUDSON, OHIO 44236, (330) 656-2600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  SEE ATTACHED
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


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

CUSIP No. 47758P109                                         13D                          Page 2 of 6 Pages

----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ALAN ROSSKAMM
----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) |_|
         NOT APPLICABLE
                                                                                                   (b) |_|
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3        SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         NOT APPLICABLE
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                       |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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                          7      SOLE VOTING POWER                                          392,804*
     NUMBER OF
      SHARES              8      SHARED VOTING POWER                                        886,695**
   BENEFICIALLY
     OWNED BY             9      SOLE DISPOSITIVE POWER                                     389,810*
       EACH
     REPORTING            10     SHARED DISPOSITIVE POWER                                   886,695**
    PERSON WITH
----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                     1,279,499
----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         |_|

----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                      12.7%
----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                                                IN
----------------------------------------------------------------------------------------------------------


* Includes 269,725 shares held directly by Mr. Rosskamm, 30,000 shares subject to stock options which are or will become exercisable within 60 days of July 5, 2002, 20,000 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Executive Incentive Plan, 68,623 shares held by Mr. Rosskamm as custodian for his minor children, and 4,186 and 270 shares held, respectively, through the company stock and PAYSOP funds of the Jo-Ann Stores, Inc. Savings Plan 401(k) (the "Savings Plan") . Mr. Rosskamm does not have dispositive control with regard to 2,724 shares held in company stock under the Savings Plan and 270 shares held in the PAYSOP fund.

** Includes 750,245 shares held by Rosskamm Family Partners, LP, of which Mr. Rosskamm is a general and limited partner, 98,950 shares held by Caneel Bay Partners, L.P., of which Mr. Rosskamm is a general and limited partner, and 37,500 shares held by the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, each of which Mr. Rosskamm is a co-trustee.


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                                  SCHEDULE 13D

ITEM 1.          SECURITY AND ISSUER.

                 (a)      Class A Common Shares, without par value

                 (b)      Jo-Ann Stores, Inc. (hereafter "Jo-Ann")
                          5555 Darrow Road
                          Hudson, Ohio 44236

ITEM 2.          IDENTITY AND BACKGROUND.

                 (a)      Alan Rosskamm

                 (b)      5555 Darrow Road,
                          Hudson, Ohio 44236

                 (c)      Chairman, President and Chief Executive Officer of
                          Jo-Ann

                 (d)      No

                 (e)      No

                 (f)      United States of America


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ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Not Applicable.

ITEM 4.          PURPOSE OF THE TRANSACTION.

                 Mr. Rosskamm previously acquired options to purchase 92,000 shares of Jo-Ann (as disclosed in his last Schedule 13D filing). In December 2001, options to purchase 12,000 of those shares expired resulting in a decrease in Mr. Rosskamm's beneficial ownership. Mr. Rosskamm also exercised 50,000 of the remaining options on June 11, 2002 at an exercise price of $6.155 and sold 30,000 shares underlying these options at a price of $24.50 on that same day. The June 11, 2002 transactions resulted in a 50,000 share decrease in options beneficially owned by Mr. Rosskamm and a 20,000 share increase in Mr. Rosskamm's direct beneficial ownership.

                 Mr. Rosskamm's beneficial ownership of shares held under the Savings Plan increased from 3,921 as of the date of his last
                 Schedule 13D to 4,456 as of April 30, 2002, as result of his contributions under the Savings Plan and matching employer contributions.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) Mr. Rosskamm beneficially owns 1,279,499 shares, representing approximately 12.7% of the issued and outstanding shares as of July 5, 2002. The number of shares beneficially owned by Mr. Rosskamm includes 269,725 shares held directly by Mr. Rosskamm, 30,000 shares subject to stock options which are or will become exercisable within 60 days of July 5, 2002, 20,000 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Executive Incentive Plan, 68,623 shares held by Mr. Rosskamm as custodian for his minor children, and 4,186 and 270 shares held, respectively, through the company stock and PAYSOP funds of the Savings Plan. Mr. Rosskamm does not have dispositive control with regard to 2,724 shares held in company stock under the Savings Plan and 270 shares held in the PAYSOP fund. The number of shares beneficially owned by Mr. Rosskamm also includes 750,245 shares held by Rosskamm Family Partners, LP, of which Mr. Rosskamm is a general and limited partner, 98,950 shares held by Caneel Bay Partners, L.P., of which Mr. Rosskamm is a general and limited partner, and 37,500 shares held by the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, each of which Mr. Rosskamm is a co-trustee.

                 (b) Mr. Rosskamm has sole power to vote or direct the vote with respect to 392,804 shares. Mr. Rosskamm has shared power to vote or direct the vote with respect to 886,695 shares. Mr. Rosskamm has sole power to dispose of or to direct the disposition of 389,810 shares. Mr. Rosskamm has shared power to dispose of or direct the disposition of 886,695 shares.

                          Mr. Rosskamm shares voting and dispositive power with respect to 750,245 shares with Mrs. Betty Rosskamm. Mrs. Betty Rosskamm is a general and limited partner in Rosskamm Family Partners, LP. Mrs. Betty Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Betty Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Betty Rosskamm is a citizen of the United States of America.

                          Mr. Rosskamm shares voting and dispositive power with respect to 98,950 shares with Mrs. Barbara Rosskamm. Mrs. Barbara Rosskamm is a general partner in Caneel Bay Partners, LP. Mrs. Barbara Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Barbara Rosskamm


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


                          has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barbara Rosskamm is a citizen of the United States of America.

                          Mr. Rosskamm shares voting and dispositive power with respect to 37,500 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a co-trustee of the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991, and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992. Mrs. Rothstein's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.

                 (c) On June 11, 2002, Mr. Rosskamm exercised options to purchase 50,000 shares at an exercise price of $6.155 per share. Also on June 11, 2002, Mr. Rosskamm sold 30,000 shares at a price of $24.50 per share. Each of these transactions is reflected on the Form 4 filed by Mr. Rosskamm for the month of June 2002.

                 (d)      Not applicable.

                 (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Not applicable.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2002

                                               /s/ Alan Rosskamm
                                              ----------------------------------
                                              Alan Rosskamm


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